st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

29 June 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.





Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3B
- SGB included in Provisional MSCI Global Investable Markets Indices
- ASIC Form 604
- Update of SGBs financial performance
- Presentation to UBS Financial Services Conference
- SGB Prices Crusade Euro Trust No 1E of 2007
- Melbourne Shareholder Meeting – Chairman's message
- Melbourne Shareholder Meeting – Presentation slides
- ASIC Form 484
- ASIC Form 208

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 110 2. 56,997
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. Nil. 2. 37,997 $20.40 19,000 $21.70
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Executive Performance Share Plan. 2. Shares issued under the St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 June 2007.

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
530,275,906	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
2,956	Redeemable Preference Borrower Shares
214,210	Redeemable Preference Depositor Shares
5	Perpetual Notes
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: Secretary Date: 14/06/07

Print name: Michael Bowan

== == == == ==


st.george

news release

18 June 2007

St.George included in Provisional MSCI Global Investable Markets Indices

St.George welcomes its inclusion in provisional MSCI Global Investable Markets Indices.

MSCI Barra, a leading provider of benchmark indices and risk management analytics products, recently announced the constituents in the provisional MSCI Global Investable Markets Indices.

The transition to the new provisional indices will occur in two phases: first phase being in November 2007 and the second and last phase being in May 2008.

Further details on the index changes are available on www.mscibarra.com

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Lara Daniels
Corporate Relations
02 9236 1508 or 0419 226 449

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ST.GEORGE BANK LIMITED
ACN/ARSN (if applicable): 055 513 070

There was a change in the interests of the substantial holder on: 14 /06/2007

The previous notice was given to the company on: 12 /04/2007

The previous notice was dated: 12/04/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	602,184	37.65%	580,184	36.27%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected	
12/04/07	St.George Bank Limited	Redemption of Units	$208,821.06	17,700 Ordinary Units	17,700	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes	
	St.George Bank Limited	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	580,184	580,184	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
St.George Bank Limited	4-16 Montgomery Street, Kogarah NSW 2217

Signature

print name Michael Harold See Bowan capacity Company Secretary

sign here



date 20/06/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.


st.george

news release

21 June 2007

Update on St.George's financial performance - on track for EPS Targets

During late June, St.George will be presenting to a number of domestic investors. The following information will be provided:

- As foreshadowed in the Interim Results release, earnings momentum continues to be driven by strong revenue growth.
- Residential receivables growth for the eight months ended May was 9.8 per cent annualised, with a large pipeline that supports the target of growth at around 10-12 per cent for the year ending September 2007. Annualised growth for the six months ended March was 8.4 per cent.
- Credit cards receivables growth for the eight months ended May remained strong at 22.9 per cent annualised. Annualised growth for the six months ended March was 22.1 per cent.
- Middle market receivables growth for the eight months ended May was 19.4 per cent annualised, with a healthy pipeline that supports the target of growth at twice system for the year ending 30 September 2007. St.George expects system growth for this segment to be around 11-12 per cent for the full year. Annualised growth for the six months ended March was 19.2 per cent.
- Deposit volumes continue to be managed with a focus on profitable growth.
- Managed funds growth for the eight months ended May was 28.2 per cent annualised, reflecting strong inflows and favourable market conditions. Annualised growth for the six months ended March was 25.7 per cent.
- Credit quality remains strong.

St.George remains on track to meet its EPS growth targets of 11-12 per cent in 2007 and 10 per cent in 2008.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 439

1

UBS Financial Services Conference

"Acquisitions or Organic Growth?"

21 June 2007

Gail Kelly
Managing Director & CEO


st.george

2

Our growth story


st.george

Banking conversion

3

- In 1992 Australia's largest Building Society converted to a Bank
- Strategic rationale:
  - access to equity and debt funding
  - diversification
  - leverage the brand
  - a real alternative to the majors



St GEORGE'S 'GREAT IDEA'
St George wins banking licence
Society becomes St George Bank

Barclays acquisition

4

- In 1994 St.George acquired Barclays' commercial banking division
- Strategic rationale:
  - balance sheet and revenue diversification
  - geographic spread
  - people and processes
  - less risk than organic diversification



BARCLAYS



St George pays $190m for Barclays' commercial arm
Fifth largest bank
St George purchases Barclays

Seeking growth through acquisition

5

St.George's acquisition aspirations blocked:

1995

BankSA	- merged with Advance Bank
Bankwest	- acquired by Bank of Scotland
Challenge Bank	- acquired by Westpac Banking Corporation

1996

Metway	- acquired by Queensland government



Advance Bank merger

6

- In 1997 St.George merged with Advance Bank
- Strategic rationale:
  - critical mass and scale
  - significant in-market synergies
  - access to funding
  - geographic diversification
  - regional banking positioning to minimise customer attrition


Advance Bank


Advance Bank, St George merger given go-ahead

okay to tilt at St George

Bank merger moves bang in balance



Integration

7

- Integration ran from 1997 to 1999
- Managing Director, Jim Sweeney passed away Nov-97
- Merger of equals, complex and risky
- Four banks into one
- Other tasks such as GST and Y2K increased complexity


St George buries the remains of Advance

New St George system enrages clients

St George: by all accounts it's chaos

St George's advance stalls

Asgard Wealth Solutions acquisition

8

- In 1998 St.George acquired Sealcorp, now rebranded Asgard Wealth Solutions
- Strategic rationale:
  - access to mastertrust platform
  - high growth business
  - complementary to retail banking and retail funds management


SEALCORP
Asgard
Wealth Solutions


St George's $272m lure reels in Sealcorp

Sealcorp falls to St George

Major banks - strategic stakes in St.George

9

- In Feb-96 NAB took a stake in St.George which it later topped up to just under 10% in Jan-00. The stake was sold in Jan-04
- In Nov-99 ANZ took a 5% stake in St.George and increased it to 8.3% by Mar-00. The stake was sold in Mar-01
- These holdings added to takeover speculation


Big Banks Circling Around The Dragon

Dragon breathes fire after NAB raid.

ANZ Buys 5pc Of The Dragon

Dragon Nabbed.



2000 - 2001: 'Best Bank' redesign

10

- Led by Managing Director, Ed O'Neal
- Established a new platform for future growth and enabled productivity improvements
- Strategic rationale:
  - improve financial performance prior to lifting of ownership restrictions in Jul-02
  - integration had created considerable latent opportunities
  - align entire organisation

st.george bestbank


St.George seeks savings and efficiencies

St George announces long-awaited "Best Bank" redesign.

St George shares lift after redesign announcement.



2002 - 2007: organic growth strategy

11

- New strategic framework introduced
- Low risk organic growth strategy
- Business model shift – product to customer centric
- People strength and capability significantly enhanced
- Substantive investment in infrastructure, business tools and people
- Robust commercial disciplines and risk management frameworks in place
- Warm, friendly, team-based culture enhanced and strengthened

Consistent delivery of high quality results



Our competitive advantages

12

- People and culture
- Customer goodwill and advocacy
- Room to grow – geography, segments and products
- Clearly focused agenda
- Execution capability

Big enough to compete in our chosen markets,
yet small enough to remain agile, flexible, innovative and connected



2007 and beyond: prioritised work program

13

- Leveraging the Group's wealth platform, products and capabilities to deepen customer relationships across retail and business segments
- Enhancing the on-boarding experience for customers
- Redesigning key business processes improving service and efficiency
- Continued expansion in Victoria, Queensland and Western Australia
- Further investment and capability build within the Middle Market segment
- Refinement, extension and acceleration of the retail 'local markets' model

New organisational model supports strategic imperatives



Financial outcomes

14


st.george

Net Profit After Tax



$m
1200
600
0
$51m
$1.1bn*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

5 year CAGR	15 year CAGR
17.6%	23.0%



*Annualised Cash AIFRS profit for half year to 31 Mar-07.
Cash AIFRS numbers Sep-05 and Sep-06. All other numbers AGAAP before significant items

Return on equity



%
25
20
15
10
11.5
23.2*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007



*Cash AIFRS annualised as at 31 Mar-07. Cash AIFRS Sep-05 and Sep-06.
All other numbers AGAAP. After preference dividends and before significant items and goodwill.

17

Expense to income ratio



%
70
60
50
40
68.4
42.6*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Revenue growth

5 year CAGR	15 year CAGR
9%	15%

*Cash AIFRS as at 31 Mar-07. Cash AIFRS Sep-05 and Sep-06. All other numbers AGAAP. Excluding significant items and goodwill

18

Earnings per share



¢
220
130
40
44.1
214.9*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

	1992	1994	1996	1998	2000	2002	2004	2006	2007
Share price^ $	5.56	5.90	8.39	10.60	11.35	18.63	21.25	28.65	37.35

*Annualised Cash AIFRS as at 31 Mar-07. Cash AIFRS Sep-05 and Sep-06. All other numbers AGAAP. Before significant items and goodwill ^All share prices as at 31 Jul each year, except 2007 share price which is as at 31 May-07

Dividends

19



¢
180
100
20
35
164*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

5 year CAGR	15 year CAGR
15.4%	10.8%

*Annualised interim dividend for half year to 31 Mar-07

Delivering shareholder value

20



SGB Total Return* S&P/ASX 200 Acc
$
1600
1400
1200
1000
800
600
400
200
0
1521
687
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

	5 year CAGR	15 year CAGR
St.George	20.4%	19.9%
S&P/ASX 200	20.0%	13.7%

Returns as at July each year, except 2007 which is as at 31 May-07. Source: Bloomberg Financial Services and ASX
*Total shareholder return includes capital appreciation and dividends. Assumes base of $100 in July-92.

Total assets


$bn
120
60
0
9
112*
Advance merger
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007



*As at 31 Mar-07, includes $19bn of securitised assets. Securitised assets included from 2005 onwards

Managed funds


$bn
45
30
15
0
0
44.3*
Acquired Asgard
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007



*As at 31 Mar-07

Net non-accruals/net receivables



%
2.44
2.5
2.0
1.5
1.0
0.5
0.0
0.06*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

*As at 31 Mar-07

Outlook

Sector outlook

- National home loan credit growth stable at around 12%
- National business lending growth to remain solid
- Markets expecting official interest rates to remain relatively stable
- NSW economic growth to remain subdued throughout 2007
- Competitive environment to remain intense

St.George outlook

- Home loans targeting growth at around 10-12% over the full year
- Middle market targeting twice system growth over the full year
- Deposit volumes managed with focus on profitable growth
- Wealth management net inflows to exceed system growth

On track to meet FY07 (upgraded) and FY08 EPS targets


st.george



For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au




st.george

news release

22 June 2007

ST.GEORGE PRICES CRUSADE EURO TRUST NO.1E OF 2007

St.George Bank Limited announces the pricing, on Wednesday 21 June 2007 in Sydney, of Crusade Euro Trust No. 1E of 2007, an issue of mortgage-backed securities under its Crusade securitisation programme. Securities issued will be denominated in both Euros and Australian dollars and will be backed by Australian residential mortgage loans originated by St.George. The Euro and Australian dollar senior tranches will be listed on the Australian Securities Exchange.

In total, mortgage-backed securities with an equivalent value of A$2,241 million will be issued. The A1 senior tranche of Euro 500 million was priced at 3 Month Euribor plus 9 basis points. The A2 senior tranche of A$1,400 million was priced at 1 Month BBSW plus 15 basis points. Two subordinated tranches totalling A$47.2 million are also being issued. It is expected that the senior tranches will be rated AAA by Standard and Poor's and Fitch Ratings and Aaa by Moody's Investors Service.

The issue featured Barclays Capital as Arranger and Sole Lead Manager/Bookrunner on the Euro tranche and Joint Lead Manager/Bookrunner with St George Bank on the Australian dollar senior tranche. St.George Bank was Sole Lead Manager on the subordinated tranches. Settlement is expected to occur on 26 June 2007.

Media contact:

Roger Desmarchelier
Chief Manager
Group Securitisation
Ph. 02 9320 5605

Melbourne Shareholder Meeting – Chairman's message

I would like to welcome you today to our Melbourne Shareholders meeting. I am very pleased to be here in Melbourne and would like to thank you all for your continued, and very important support of the Bank.

I am delighted to be able to report another very strong interim result for the Group. I believe this success can be put down to substantial investment in the business, a consistent organic growth strategy and the commitment of our people.

Our results are particularly pleasing considering we're still operating in a tough environment, particularly with the subdued NSW economy, which contributes to a large part of our operations. St.George is now widely recognised in the market for consistently delivering strong results.

On the first of May we reported an interim cash profit of $568 million for the half-year ended 31 March 2007. This is an increase of 14.7% from the same period last year.

The Group has achieved an increase in earnings per share of 13.6% over the same period last year.

Return on equity continues to be a highlight, increasing to 23.2%, which is an excellent level of return relative to others in the industry.

In terms of total shareholder return, which includes capital appreciation as well as dividends, St.George has well outstripped the ASX 200 benchmark.

It may be interesting to reflect that if you had invested $100 in September 1992 and reinvested your dividends each half you would have $1,521 today.

I'm pleased to report that our strong dividend growth over the last six years continues. In the last 12 months it increased by 10.8% - from 74 cents to 82 cents. The Dividend will be paid on 3 July and the Dividend Reinvestment Plan will continue to operate with no discount for those shareholders who wish to participate.

I believe shareholders will have been pleased with the response of both media and analysts to the Group's results, which have been seen as clean and underpinned by strong revenue growth, continued excellent credit quality and disciplined cost control. It is clear that the Group's ongoing strategy of focussing on organic growth is producing strong performance and excellent returns for shareholders.

Corporate Responsibility is something we take very seriously at the St.George Group.

We are a strong and robust organisation that continues to deliver outstanding results. The key to our success is ensuring St.George is a great place to work, to bank, to do business and to invest.

We have a long and proud tradition of investing in and working with our community and this is where we believe we can make a significant contribution. Our Corporate Responsibility program has a strong focus on 'Our people making a difference locally'. Each branch has a plan outlining initiatives to engage and build links in their community.

A good example is our active involvement and great relationship with many of Melbourne's local community groups and charities. Our local people and branches support Victorian based charities and fundraising activities including the Starlight Foundation's Star Ball, Geelong's Marcus Oldham College, the Melbourne branch of Brainwave Australia and Berry Street. Our people support Interchange Victoria that helps the families of children with disabilities, allowing the whole family and carers the chance to go on specially designed camps that cater for their needs. Through our St.George Foundation we have also provided $1.2 million over the last 5 years to local children's charities in Victoria.

We also recognise that our people are key to our success, that's why we have a range of benefits and facilities available to our people that assist them in developing their skills and achieving a balance between work and home.

A recent example is the range of new staff benefits launched; you may have noticed the new grandparental leave benefit which received excellent coverage in the national media. St.George also offers staff industry leading 13 week paid parental leave, reinforcing St.George as one of Australia's leading employers.

As a further benefit we provide our people with the opportunity to take Volunteer Leave so they can get out there and help their favourite charity, whether it be selling merchandise for a children's charity or cleaning up the local environment.

Becoming a 'Greener Dragon', that is, improving our environmental footprint is also a key focus for us. We have a range of measures and initiatives that will help us to reduce our consumption of water and energy, get better at recycling and reducing our waste.

Moving on now I'd like to briefly touch on our continued support of the Foundation. The St.George Foundation assists children in need across Australia, focusing on those charities that receive little or no government funding. While the Foundation provided over $1.2 million in grants in its 2006 financial year, for every charity we granted funding to, there were two we could not support. As a Governor of the Foundation, I know how much these children and charities value our support and I encourage all shareholders to support this worthy cause by donating a small part of their dividend. As little as one percent of a dividend would be a major help to the Foundation.

If you would like to donate a small portion of your future dividends, please contact our share registry. I encourage you to do so.

I will now give you an update on the Basel II program, which is a global initiative to provide a more sophisticated means of determining how much regulatory capital banks require.

Through the Basel II regulatory capital program, the Bank is introducing models to more precisely measure a broader range of risks and is implementing a range of new processes to enhance risk management across the Group. St.George is seeking advanced Basel II status in respect of both credit and operational risk. Accreditation and timing are subject to APRA's approval.

Now turning to the Australian economy. The economy has continued to grow at a steady pace over the last year, although there is still a significant difference across states. New South Wales housing has continued to lag the national average, while in the mining states, growth has been exceptionally strong. The tightening of monetary

policy has moderated the rate of growth in the housing sector. St.George expects the Reserve Bank to continue to adopt a measured approach to setting interest rates.

Like the Australian economy, the international environment displays considerable divergence, with China and the Asian economies doing well but with the US performing less strongly. St.George expects the export sector to strengthen over the coming year as commodity export volumes increase following the surge in mining investment over the last two years.

The New South Wales economy remains subdued, although there may be some signs of recovery emerging. The South Australian economy has performed well and this trend is expected to continue for the remainder of 2007.

We expect to achieve residential lending growth of around 10-12% for the year ending 30 September 2007. The Group expects to continue to achieve excellent lending growth in Victoria, Queensland and Western Australia with additional investment in Queensland and Western Australia in the second half. Both St.George's middle market and wealth management businesses are expected to continue their excellent performance.

As a result of a strong first half, St.George has upgraded its 2007 year EPS growth target from 10% to 11-12%. Assuming a reasonably robust economic environment, the 10% target for the 2008 year is reaffirmed.

I'd also like to take this opportunity to welcome two new directors to the board, Mr Rick Holliday-Smith and Mr Peter Hawkins. As required by the Bank's Constitution, their election by shareholders will be proposed at the Bank's 2007 Annual General Meeting.

On behalf of the Directors, I would like to recognise the contribution of our Managing Director, Mrs Gail Kelly, her executive team and all the staff of St.George Bank for another outstanding result.

And on that note, I'd like to hand over to Managing Director, Mrs Gail Kelly.

Melbourne Shareholders' Meeting

27 June 2007

John Thame
Chairman

Gail Kelly
Managing Director & CEO



Profit result

2

	Mar-07	Mar-06	Change %
Net profit^	$572m	$502m	13.9
Cash profit*	$568m	$495m	14.7
Earnings per share*	214.9c	189.1¢	13.6
Return on equity*	23.2%	22.7%	
Expense to income*	42.6%	44.5%	
Dividend	82¢	74¢	10.8



^Net profit includes hedging and derivatives and significant items
*Cash basis excludes these items. EPS and ROE numbers are annualised

3

Delivering shareholder value



SGB Total Return*
S&P/ASX 200 Acc
$
1600
1400
1200
1000
800
600
400
200
0
1521
687
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

	5 year CAGR	15 year CAGR
St.George	20.4%	19.9%
S&P/ASX 200	20.0%	13.7%

Returns as at July each year, except 2007 which is as at 31 May-07. Source: Bloomberg Financial Services and ASX
*Total shareholder return includes capital appreciation and dividends. Assumes base of $100 in July-92.

4

Strong and consistent dividend growth



Dividend payout
¢
85
60
35
38
42
45
50
60
62
67
70
74
77
82
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

In the community

- Engaging at the local level
- Introducing new staff benefits
- Caring for our environment
- Supporting disadvantaged children through the St.George Foundation



Other Matters

- Basel II
- Australian economy
- Outlook
- New directors



7

Gail Kelly
Managing Director & CEO


st.george

8

Our 15 year growth story as a bank

July 1992 – June 2007


st.george

Overview

9

- **1992 - 1993** Banking conversion
- **1994 - 1998** Growth by acquisition
- **1997 - 2001** Integration and redesign
- **2002 - 2007** Customer led organic growth strategy
- Brand journey
- Financial outcomes
- Outlook



Banking conversion

10

- In 1992 Australia's largest Building Society converted to a Bank
- Strategic rationale:
  - access to equity and debt funding
  - diversification
  - leverage the brand
  - a real alternative to the majors


ST GEORGE'S
'GREAT IDEA'
St George wins banking licence
Society becomes St George Bank



Barclays acquisition

- In 1994 St.George acquired Barclays' commercial banking division

- Strategic rationale:
  - balance sheet and revenue diversification
  - geographic spread
  - people and processes
  - less risk than organic diversification


BARCLAYS


St George pays $190m for Barclays' commercial arm
Fifth largest bank
St George purchases Barclays



Seeking growth through acquisition

St.George's acquisition aspirations blocked:

1995

BankSA	- merged with Advance Bank
Bankwest	- acquired by Bank of Scotland
Challenge Bank	- acquired by Westpac Banking Corporation

1996

Metway	- acquired by Queensland government



Advance Bank merger

- In 1997 St.George merged with Advance Bank
- Strategic rationale:
  - critical mass and scale
  - significant in-market synergies
  - access to funding
  - geographic diversification
  - regional banking positioning to minimise customer attrition



Advance Bank


Advance Bank, St George merger given go-ahead
okay to tilt at St George
Bank merger moves hang in balance



Integration

- Integration ran from 1997 to 1999
- Managing Director, Jim Sweeney passed away Nov-97
- Merger of equals, complex and risky
- Four banks into one
- Other tasks such as GST and Y2K increased complexity


St George buries the remains of Advance
New St George system enrages clients
St George: by all accounts it's chaos
St George's advance stalls



Asgard Wealth Solutions acquisition

- In 1998 St.George acquired Sealcorp, now rebranded Asgard Wealth Solutions
- Strategic rationale:
  - access to mastertrust platform
  - high growth business
  - complementary to retail banking and retail funds management


SEALCORP
Asgard
Wealth Solutions


Sealcorp falls to St George

Major banks - strategic stakes in St.George

- In Feb-96 NAB took a stake in St.George which it later topped up to just under 10% in Jan-00. The stake was sold in Jan-04
- In Nov-99 ANZ took a 5% stake in St.George and increased it to 8.3% by Mar-00. The stake was sold in Mar-01
- These holdings added to takeover speculation


Big Banks Circling Around The Dragon

Dragon breathes fire after NAB raid.

ANZ Buys 5pc Of The Dragon

Dragon Nabbed.

2000 - 2001: 'Best Bank' redesign

17

- Led by Managing Director, Ed O'Neal
- Established a new platform for future growth and enabled productivity improvements

st.george bestbank

- Strategic rationale:
  - improve financial performance prior to lifting of ownership restrictions in Jul-02
  - integration had created considerable latent opportunities
  - align entire organisation


St.George seeks savings and efficiencies

St George announces long-awaited "Best Bank" redesign.

St George shares lift after redesign announcement.

2002 - 2007: organic growth strategy

18

- Ed O'Neal passed away Sep-01
- Gail Kelly appointed Dec-01
- New strategic framework announced May-02
- New Group Executive team in place Jul-02
- Team based approach, with new disciplines and framework



2002 - 2007: organic growth strategy

19

- Low risk organic growth strategy
- Business model shift – product to customer centric
- People strength and capability significantly enhanced
- Substantive investment in infrastructure, business tools and people
- Robust commercial disciplines and risk management frameworks in place
- Warm, friendly, team-based culture enhanced and strengthened

Consistent delivery of high quality results



Our competitive advantages

20

- People and culture
- Customer goodwill and advocacy
- Room to grow – geography, segments and products
- Clearly focused agenda
- Execution capability

Big enough to compete in our chosen markets,
yet small enough to remain agile, flexible, innovative and connected



2007 and beyond: prioritised work program

- Leveraging the Group's wealth platform, products and capabilities to deepen customer relationships across retail and business segments
- Enhancing the on-boarding experience for customers
- Redesigning key business processes improving service and efficiency
- Continued expansion in Victoria, Queensland and Western Australia
- Further investment and capability build within the Middle Market segment
- Refinement, extension and acceleration of the retail 'local markets' model

New organisational model supports strategic imperatives



Brand journey


st.george

Financial outcomes


st.george

Net Profit After Tax


$m
1200
600
0
$1.1bn*
Banking conversion
$51m
17.6%
23.0%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007



*Annualised Cash AIFRS profit for half year to 31 Mar-07.
Cash AIFRS numbers Sep-05 and Sep-06. All other numbers AGAAP before significant items

Return on equity


%
25
20
15
10
11.5
23.2*
'Best Bank' redesign
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007



*Cash AIFRS annualised as at 31 Mar-07. Cash AIFRS Sep-05 and Sep-06.
All other numbers AGAAP. After preference dividends and before significant items and goodwill.

Expense to income ratio


%
70
60
50
40
68.4
42.6*
'Best Bank' redesign
Revenue growth
9%
15%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007



*Cash AIFRS as at 31 Mar-07. Cash AIFRS Sep-05 and Sep-06.
All other numbers AGAAP. Excluding significant items and goodwill

Earnings per share



Organic growth strategy
214.9*
¢
220
130
40
44.1
5 year CAGR
15 year CAGR
11.9%
11.1%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

	1992	1994	1996	1998	2000	2002	2004	2006	2007
Share price^ $	5.56	5.90	8.39	10.60	11.35	18.63	21.25	28.65	37.35

*Annualised Cash AIFRS as at 31 Mar-07. Cash AIFRS Sep-05 and Sep-06. All other numbers AGAAP.
Before significant items and goodwill ^All share prices as at 31 Jul each year, except 2007 share price which is as at 31 May-07

Dividends



Organic growth strategy
164*
¢
180
100
20
35
15.4%
10.8%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

*Annualised interim dividend for half year to 31 Mar-07

Total assets


$bn
120
60
0
112*
Advance merger
9
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

*As at 31 Mar-07, includes $19bn of securitised assets. Securitised assets included from 2005 onwards

Managed funds


$bn
45
30
15
0
44.3*
Acquired Asgard
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

*As at 31 Mar-07

Net non-accruals/net receivables



%
2.44
2.5
2.0
1.5
1.0
0.5
0.0
0.06*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

*As at 31 Mar-07

Outlook

Sector outlook

- National home loan credit growth stable at around 12%
- National business lending growth to remain solid
- Markets expecting official interest rates to remain relatively stable
- NSW economic growth to remain subdued throughout 2007
- Competitive environment to remain intense

St.George outlook

- Home loans targeting growth at around 10-12% over the full year
- Middle market targeting twice system growth over the full year
- Deposit volumes managed with focus on profitable growth
- Wealth management net inflows to exceed system growth

On track to meet FY07 (upgraded) and FY08 EPS targets

Thank you for your support



st.george



The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Jeremy Griffith
General Manager Corporate Relations
Ph: +61 2 9236 1328
Mb: +61 411 259 432
Email: griffithj@stgeorge.com.au



Australian Securities & Investments Commission



RECEIVED

10 A 8:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name

ACN/ABN

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name

ASIC registered agent number (if applicable)

Telephone number

02 9230 4834

Postal address

LEVEL 8, 122 GEORGE STREET

SYDNEY NSW 2000

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.

hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name

Capacity

☐ Director

☐ Company secretary

Signature

Date signed

[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	110	NIL	
[illegible]	[illegible]	$20.40	
[illegible]	[illegible]	$21.70	

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
		[illegible]	[illegible]	

Earliest date of change
Please indicate the earliest date that any of the above changes occurred
[D D] / [M M] / [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☐ No

ASIC registered agent number 1HH75
lodging party or agent name ST. GEORGE BANK LIMITED
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REC-A ☐
CASH ☐ REC-P ☐
PROC ☐



Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED
A.C.N. 92 055 513 010

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

ASIC registered agent number 1HH75
lodging party or agent name ST. GEORGE BANK LIMITED
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. REC.D CASH REC.P PROC



Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED
A.C.N. 92 055 513 010

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
terms of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

END